PMU News Release #06-09
TSX, AMEX Symbol PMU

May 01, 2006

LATEST SOUTH MINITA DRILL RESULTS INCLUDE BEST HOLE DRILLED ON EL DORADO PROJECT TO DATE

Delineation drilling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) South Minita deposit on the El Dorado project, El Salvador, has yielded a number of high grade gold intersections over significant widths including 17.4 g/t gold over 9.9 meters in hole P06-433, 8.4 g/t gold over 9.5 meters in hole P06-431 and 24.2 g/t gold over 3.4 meters in hole P06-442. With a grade-thickness index of 172, P06-433 is the best hole drilled on the entire El Dorado project to date.

The results from holes 433 and 431 clearly expand the dimensions of a southerly-inclined bulge in the primary vein of the South Minita deposit, intersected in earlier drilling by holes P05-408 (30.6 g/t gold over 5.2 meters) and P05-349 (6.15 g/t gold over 9.24 meters). They furthermore enhance the gold grade of this mineralized lobe, which remains open at depth.

Latest South Minita Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-415*	South Minita	300449 / 534294	270 / 64	204.20	204.80	0.60	0.60	14.77	66
P06-416*	South Minita	300078 / 534335	254 / 59	390.20	390.70	0.50	0.40	13.86	196
P06-417*	South Minita	300493 / 534300	270 / 76 including and	158.30 295.60 295.60 297.85 393.95	158.75 298.90 295.70 298.90 394.25	0.45 3.30 0.10 1.05 0.30	0.40 3.00 0.10 0.90 0.30	18.57 10.95 45.92 21.28 5.88	72 84 395 172 53
P06-418*	South Minita	300813 / 534444	260 / 58	75.60 426.00 429.35 515.10	76.35 426.70 430.30 515.55	0.75 0.70 0.95 0.45	0.75 0.65 0.80 0.40	7.23 7.30 12.66 7.31	99 44 88 102
P06-423*	South Minita	300606 / 534331	259 / 65	183.65 393.10	183.80 394.55	0.15 1.45	0.15 1.35	29.62 27.87	200 200
P06-426	South Minita	300855 / 534392	270 / 59	429.20 433.95	429.95 434.15	0.75 0.20	0.70 0.20	7.68 9.07	34 9
P06-427	South Minita	300305 / 534425	261 / 61	238.05 316.45 409.20 409.80 412.60 427.75	238.25 316.65 409.35 409.95 413.80 430.05	0.20 0.20 0.15 0.15 1.20 2.55	0.20 0.20 0.15 0.15 1.00 2.20	6.28 10.97 7.33 14.56 6.29 15.70	68 166 43 121 18 106
P06-428	South Minita	300212 / 534255	260 / 65	105.20 106.20 148.60 299.10 306.40 312.40	105.65 106.55 149.00 299.20 306.80 312.50	0.45 0.35 0.40 0.10 0.40 0.10	0.45 0.30 0.40 0.10 0.40 0.10	6.12 8.33 17.16 20.21 8.28 10.36	13 33 74 201 30 29

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P06-429	South Minita	300391 / 534259	269 / 65	238.80 262.10	240.40 264.65	1.60 2.55	1.60 2.00	7.37 14.22	76 131
P06-430	South Minita	300376 / 534329	279 / 65	147.70 319.25 344.80 350.35	148.00 319.70 345.55 351.75	0.30 0.45 0.75 1.40	0.25 0.40 0.70 1.20	20.21 9.17 7.28 9.82	66 89 78 27
P06-431	South Minita	300423 / 534303	270 / 63 including and and and	283.65 286.40 303.80 303.80 304.45 309.15 312.95	285.15 287.75 316.15 304.45 304.85 309.90 316.15	1.50 1.35 12.35 1.05 0.40 0.75 3.20	1.40 1.10 9.50 0.80 0.30 0.70 3.00	7.13 9.01 8.43 22.10 50.51 18.81 15.50	15 77 66 165 350 154 142
P06-432	South Minita	300828 / 534378	270 / 59	97.80 215.40 261.35 332.45 369.25 441.60	98.30 215.60 263.85 332.63 369.80 442.10	0.50 0.20 2.50 0.18 0.55 0.50	0.40 0.15 2.40 0.15 0.50 0.30	9.96 10.90 10.80 7.15 8.50 6.13	90 132 90 106 30 17
P06-433	South Minita	300423 / 534303	270 / 72 including including and and and and and including	141.25 164.10 306.00 333.85 334.95 347.05 364.75 364.75 365.90 369.50 372.35 375.40 378.40 382.45 387.25 387.25 393.85	141.60 164.50 306.35 336.90 335.25 347.40 380.05 365.90 369.50 371.30 372.80 375.80 380.05 382.60 388.95 387.55 393.95	0.35 0.40 0.35 3.05 0.30 0.35 15.30 1.15 3.60 1.80 0.45 0.40 1.65 0.15 1.70 0.30 0.10	0.20 0.40 0.30 1.80 0.25 0.20 9.90 0.50 2.70 1.35 0.34 0.30 1.65 0.15 1.60 0.20 0.10	7.31 10.56 6.86 23.10 35.64 10.82 17.40 14.27 6.05 47.11 99.34 37.16 38.28 66.54 28.43 148.40 306.30	19 200 43 148 266 104 125 124 65 332 796 401 308 575 173 681 2810
P06-434	South Minita	300305 / 534297	270 / 47	238.20 284.10	238.40 288.24	0.20 4.15	0.20 3.80	9.52 8.90	124 60
P06-435	South Minita	300491 / 534292	267 / 56	249.25 293.95	251.15 294.55	1.90 0.60	1.70 0.50	5.91 25.82	60 181
P06-436	South Minita	300643 / 53290	270 / 68	158.70 280.40 322.40 324.40	158.80 280.55 322.50 324.70	0.10 0.15 0.10 0.30	0.10 0.10 0.10 0.25	9.61 11.14 22.88 7.83	42 85 65 37
P06-437	South Minita	300921 / 534350	270 / 60	103.35 295.45 463.00 481.50	103.45 295.65 464.40 481.70	0.10 0.20 1.40 0.20	0.10 0.20 1.20 0.20	11.51 12.51 17.23 7.53	98 139 188 166
P06-438	South Minita	300877 / 534294	270 / 61	274.70 345.40 361.15 371.10	275.20 345.55 361.45 371.50	0.50 0.15 0.30 0.40	0.40 0.10 0.15 0.25	7.23 26.43 10.51 32.70	83 200 111 166
P06-439	South Minita	300357 / 534274	257 / 56	257.75	259.25	1.50	1.50	14.42	n.a.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P06-440	South Minita	300777 / 534327	270 / 63	234.2 310.60 339.55	235.3 310.80 340.15	1.10 0.20 0.60	1.00 0.20 0.50	5.41 7.43 13.27	n.a. n.a. n.a.
P06-441	South Minita	300903 / 534384	270 / 63 including and	154.00 290.10 373.65 464.40 466.00 466.40	154.90 291.25 374.10 467.50 466.40 467.50	0.90 1.15 0.45 3.10 0.40 1.10	0.80 0.90 0.40 3.10 0.30 0.90	9.41 6.52 6.22 8.42 17.70 12.15	n.a. n.a. n.a. n.a. n.a. n.a.
P06-442	South Minita	300356 / 534274	257 / 72	174.25 244.90 257.45 267.60 274.10 293.45	174.60 245.00 257.75 267.75 274.45 298.20	0.35 0.10 0.30 0.15 0.35 4.75	0.30 0.10 0.20 0.15 0.30 3.40	16.80 7.28 8.93 11.19 19.02 24.21	n.a. n.a. n.a. n.a. n.a. n.a.
*updates results pending or previously released results from news release #06-07 dated March 27, 2006.

“The South Minita delineation drilling continues to provide exciting results and a very attractive deposit is taking shape,” says Tom Shrake, President and CEO. “Clearly the potential to discover new, open areas of bonanza gold mineralization remains significant on the El Dorado project, even in known gold zones such as the Minita and South Minita deposits. We believe South Minita has the potential to significantly increase the annual production rate for the proposed El Dorado mine and will help us reach our goal of becoming a low-cost, intermediate level gold producer. We look forward to commencing exploration drilling for new bonanza grade gold deposits elsewhere in our El Salvador land holdings after concentrating solely on definition drilling at South Minita over the last 16 months.”

Exploration Update
The South Minita resource estimate is now underway and the Company’s consultants are on site preparing a framework for this calculation. Based on the drill results presented above, additional step-out and infill drilling will be undertaken at the South Minita deposit to adequately define the limits of the gold mineralization and provide the highest possible statistical confidence. At present, the Company continues to estimate June 2006 for completion of the updated El Dorado resource estimate.

Surface mapping and sampling programs are nearing completion at Pacific Rim’s nearby Santa Rita gold project, and will shortly commence at the Zamora gold project in western El Salvador. Drill permitting is in progress at both Santa Rita and the South El Dorado district claims. The drill permits are expected to be received in the near term, upon which the Company will immediately commence exploration drilling for new deposits at the El Dorado and Santa Rita projects, both of which contain numerous high grade gold surface vein occurrences that have never been drill tested.

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”,

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of the South Minita gold zone on the project’s economics; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com